SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549

                                 FORM 12b-25

                      Commission File Number  000-24999



                        NOTIFICATION OF LATE FILING

(Check one):

   (X) Form 10-K  ( ) Form 11-K  ( ) Form 20-F ( ) Form 10-Q  ( ) Form N-SAR

                      For period ended June 30, 2000

   ( ) Transition Report on Form 10-K    ( )  Transition Report on Form 10-Q
   ( ) Transition Report on Form 20-F    ( )  Transition Report on Form N-SAR
   ( ) Transition Report on Form 11-K


For the transition period ended ___________________________________________


   Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

   If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ______________________
______________________________________________________________________________



                                    PART I


                             REGISTRANT INFORMATION



Full name of registrant             LOTUS PACIFIC, INC.
                         ----------------------------------------------------

Former name if applicable
                         ----------------------------------------------------

Address of principal executive office (Street and Number)

                              200 Centennial Avenue, Suite 201
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City, State and Zip Code       Piscataway,   New Jersey 08854
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                                   PART II

                             RULE 12b-25(b) AND (c)


    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

   ( )   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

   (X)   (b)   The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

   ( )   (c)   The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.




                                 PART III

                                 NARRATIVE

    State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

    The Registrant is unable to file its Form 10-K for the year ended June 30, 2000 within the prescribed time period without unreasonable expense and effort due to its inability to complete the audit of its financial statements within such time. The Registrant has been unable to complete such audit because two of its subsidiaries are currently being separately audited for the first time by new auditors in anticipation of proposed public offerings by such subsidiaries of their securities, and the audits of such subsidiaries have not yet been completed. Contributing to the delay is the fact that the audits of the Registrant on the one hand and the two subsidiaries on the other hand are being conducted by different independent auditors.


                                PART IV

                           OTHER INFORMATION

  (1) Name and telephone number of person to contact in regard to this notification

                Mr. Jeremy Wang                (732)        885-0100
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                 (Name)                     (Area Code)  (Telephone Number)

  (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
        filed?  If the answer is no, identify report(s).    (X) Yes  ( ) No

  (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
        report or portion thereof?                          (X) Yes  ( ) No

  If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

  The Registrant anticipates that both the revenues received and the losses incurred in its fiscal year ended June 30, 2000 ("Fiscal 2000") will be greater than the revenues received and the losses incurred in its fiscal year ended June 30, 1999 ("Fiscal 1999") due to an increase in sales and operating expenses and amortization and depreciation costs resulting from Registrant's acquisitions of ARESCOM Inc. and TurboNet Communications in the third quarter of Fiscal 1999. Additional information is needed for the Registrant to estimate the exact amount of the loss for Fiscal 2000.



                            LOTUS PACIFIC, INC.
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                 (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date      September 28, 2000                By   /s/ Jeremy Wang
     ---------------------------            ----------------------------------
                                               Jeremy Wang, President


       Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  ATTENTION

    Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).